1. **Organization and Business**

    ETF Distributors, LLC ("ETFD" or the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as a distributor for certain related exchange traded funds, which are registered with the Securities and Exchange Commission ("SEC").

    During 2015 ownership of the Company was transferred from ETFis Holdings Inc. to ETFis Holdings LLC prior to the investment of Virtus Investment Partners ("Virtus") into ETFis Holdings LLC. The Company is a direct wholly-owned subsidiary of ETFis Holdings, LLC ("ETFH"). ETFH is 57.5% owned by Virtus Partners, Inc. ("VP") and 42.5% owned by members of management. VP is a direct wholly-owned subsidiary of Virtus.

2. **Summary of Significant Accounting Policies**

    The Company's significant accounting policies, which have been consistently applied, are as follows:

    Use of Estimates

    The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

    Cash

    Cash consists of cash in banks.

    Leases

    VP leases office space and equipment under various leasing arrangements. ETFH records rent expense based on the specific space that the Company occupies. The Company is then allocated a portion of rent expense based upon an expense sharing agreement with ETFH.

    Deposits and Prepaid Assets

    Deposits and prepaid assets primarily consist of prepaid insurance costs which are expensed over the term of the policy.

    Revenue Recognition

    Distribution fees are recorded as revenue during the period in which services are performed. Distribution fees are earned based on a percentage of assets under management, subject to certain minimums, and are paid monthly pursuant to the terms of the respective distribution fee contracts.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the member's income tax returns.

The Company's income tax returns for the years ended December 31, 2013 and 2014 are subject to examination by the Internal Revenue Service.

3. Significant Business Activities

On April 10, 2015, Virtus Investment Partners, Inc. invested approximately $4.8 million to acquire a 57.5% majority interest in ETFis Holdings LLC.

4. Capital Contributions

In 2015, ETFH made capital contributions to the Company in the amount of $1,004,000 to enhance the financial and net capital positions of the Company.

5. Capital and Reserve Requirement Information

As a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined in the rule) which may not exceed 15.0 to 1.0. Aggregate indebtedness, net capital, and the resultant ratio for the Company were as follows:

	December 31, 2015
Aggregate indebtedness	$ 90,317
Net capital	833,596
Ratio of aggregate indebtedness to net capital	0.11 to 1

The Company's minimum required net capital at December 31, 2015 based on its aggregate indebtedness on that date, was $6,021.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is claiming exemption from the reserve provisions of Rule 15c3-3 promulgated under the Exchange Act under the exemption allowed by paragraph (k)(2)(1) of such rule.

6. Expense Sharing Agreement

The Company is party to an expense sharing agreement with its parent company, ETFH. Under the agreement, the Company utilizes personnel, services and facilities which are contracted by, and paid by, ETFH. The Company is allocated 20% of these costs from ETFH and settles the payable on a monthly basis. At December 31, 2015, $36,717 was payable to various Virtus affiliates.

7. Other Related Party Transactions

The Company engages in transactions with a number of related parties. As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity. At December 31, 2015, $13,420 was recorded as receivables from ETFH affiliates related to distribution fees due to the Company which are paid a month in arrears.

Due to the expense sharing arrangement discussed in Footnote 6, the majority of expenses incurred by the Company are allocated from a related party.

8. Commitments and Contingencies

Legal Matters

The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. In addition, in the event the Company determines that a loss is not probable, but is reasonably possible, and it becomes possible to develop what the Company believes to be a reasonable range of possible loss, then the Company will include disclosures related to such matter as appropriate and in compliance with ASC 450, Loss Contingencies. The disclosures, accruals or estimates, if any, resulting from the foregoing analysis are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. There are no such matters outstanding as of December 31, 2015.

9. Subsequent Events

Subsequent events have been evaluated through February 29, 2016, which is the date the financial statements were issued.